EXHIBIT 23.44

CONSENT OF WILLIAM RICHARD MCBRIDE

Reference is made to the Registration Statement on Form S-8, and any amendments or supplements thereto, and the documents incorporated by reference therein (the “Registration Statement”) of Equinox Gold Corp. to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, William Richard McBride, consent to the use of and reference to my name, including as an expert or “qualified person,” and the inclusion and incorporation by reference in the Registration Statement, including any amendments or supplements thereto, of information derived or summarized from the technical report dated November 18, 2024, entitled “Technical Report – Musselwhite Mine, Ontario, Canada”, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me.

/s/ William Richard McBride
By: William Richard McBride, P. Eng.

Dated: August 6, 2026